

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2008

Jesus Reyes Heroles Gonzalez Garza
Chief Executive Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Huasteca, Mexico, D.F. 11311
Mexico

> **Re:** **Petróleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-00099**

Dear Mr. Garza:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief